Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: formcap.com

Formation Capital Receives Annexation Approval for Staging Property

Vancouver, B.C., April 02, 2008 Formation Capital Corporation (FCO-TSX), has been informed by its wholly owned subsidiary, Formation Capital Corporation, U.S. ("the Company") located in Salmon, Idaho, that the Salmon City Council has given its official final approval to the annexation of property that will be used as a personnel and materials transfer site by the Company for its Idaho Cobalt Project. The annexation allows the Company to use Salmon City services such as water and sewer, thus precluding the need for water well and septic permits.

Located on the outskirts of Salmon, the property was purchased last year to provide an efficient staging area for the off-loading of future mine concentrate for transportation to a suitable facility for processing into high purity cobalt metal. The 9,600 square foot building is ideally located on a 3 acre lot in a Highway Commercial Zoning Area off of paved Highway 93 South. The required Annexation and Zoning Ordinances passed the third reading at the March 05, 2008, City of Salmon council meeting. The council also approved associated formal agreements between the Company and the City of Salmon.

In a related matter, the Salmon City Council approved a letter of support for the Idaho Cobalt Project to be sent to Salmon/Challis National Forest Service.

"The approval of the annexation and the letter of support for the project by City Council clearly demonstrate local government support for the Idaho Cobalt Project" said Mari-Ann Green, Chairman and CEO of Formation Capital Corporation. "We are gratified to see the town behind us on this project and we are working closely with the Forest Service to get final approval for the mine. Our goal is to commence construction as soon as possible and create some welcome, long-term jobs for locals in the area."

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation [redacted]

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo.
V.P. Corporate Communications
Formation Capital Corporation, 1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Tel: 604-682-6229 - Email: inform@formcap.com – Web: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

COBALT ... THE ESSENTIAL ELEMENT